April 3, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. James J. Murren
President, Chief Financial Officer and Treasurer
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109

Re:	MGM Mirage
	Form 10-K for the year ended December 31, 2005
	Commission file #: 001-10362

Dear Mr. Murren:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended December 31, 2005

Financial Statements

Consolidated Balance Sheets, page 50

1. In future filings, please present separately present goodwill on the face of the balance sheet. See Rule 5-02-15 of Regulation S-
X.


Consolidated Statements of Income, page 51

2. We note from your statements of income that you present income from unconsolidated affiliates as a component of operating income. Please tell us the names of the investments in which you consider income to be operating income and for each of these investments, please tell us why you believe the operations of the investment entity is integral to your operations. Additionally, please explain to us the nature of the non-operating items from unconsolidated affiliates.

Notes to the Financial Statements

Note 2. Significant Accounting Policies and Basis of Presentation

- Financial Statement impact of Hurricane Katrina, page 55

3. We note that you received $46 million in insurance proceeds during
2005 and present the receipt of the proceeds as an investing activity on the statement of cash flows. Please tell us the amount received that related to property damage and the amount related to business interruption.

- Revenue recognition and promotional allowances, page 56

4. We note that gaming revenues are recognized net of certain sales incentives, including discounts and points earned in point-loyalty programs. Please explain to us, and disclose in future filings, the nature of your point-loyalty programs (including those acquired with
Mandalay), the nature of the items for which points can be redeemed
(cash, services, etc.) and your accounting for such programs. If your points loyalty program(s) have points that are redeemable for cash, please tell us how you have applied EITF 01-9 in your accounting for the program(s).

Note 19.  Selected Quarterly Financial Results (Unaudited), page
75

5. In future filings, please add a disclosure to describe the effects of any disposals or acquisitions, and extraordinary, unusual or infrequently occurring items that occurred in each of the quarters presented. See Item 302(a)(3) of Regulation S-K.





Form 8-K furnished on February 23, 2006

6. We note your use of the non-GAAP performance measures adjusted earnings and adjusted EPS in your earnings release furnished on Form
8-K. You state that you present these measures because they are widely used and are considered by many to be better measures on which to base expectations of future results.  However, many of the items
for which you adjust GAAP net income have recurred over the last several years and there is no indication they will not recur in the future.  Therefore, it is not clear why these measures are better for
forming expectations of future results. Consequently, it does not appear you have provided a substantive reason specific to you that demonstrates the usefulness to investors of eliminating these recurring items from this non-GAAP measure, as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K. In addition, you do not give equal or greater prominence to the most directly comparable GAAP measure, net income, as required by Item 10(e)(1)(i)(A) of Regulation S-K. Please either revise your adjusted earnings and EPS amounts to exclude recurring items or items that are reasonably likely to recur or, alternatively, tell us and revise to disclose the substantive reason specific to you that demonstrates the usefulness to investors of disregarding these items when evaluating your performance. Also, please give equal or greater prominence to net income and EPS in future releases. For guidance, see Questions 8 and 9 of the Staff`s Frequently Asked Questions Regarding the Use of
Non-GAAP Financial Measures (Non-GAAP FAQs), issued on June 13,
2003.

7. We also note your use of the non-GAAP performance measure EBITDA because it is widely used. You eliminate other non-operating income
(expense), restructuring charges, pre-opening and start-up expenses, and gains (losses) from property transactions. Because you adjust for items other than interest, taxes, depreciation, and amortization, titling the measure EBITDA may be confusing to investors. Please revise the title to indicate clearly that you have adjusted the measure for additional items. For guidance, see Question 14 of the
Non-GAAP FAQs. In addition, it appears that certain items eliminated from adjusted earnings differ in amount from the same items eliminated from EBITDA. Please reconcile these differences for us. We do not believe that the wide use of EBITDA is a substantive reason specific to you that demonstrates usefulness. The fact that the non-GAAP measure is used by or useful to analysts, for example, cannot be the sole support for presenting the non-GAAP financial measure. See footnote 44 to FR-65. Please tell us and revise to disclose the substantive reason specific to you that demonstrates the usefulness to investors of disregarding recurring items such as restructuring charges, pre-opening and start-up costs, and gains (losses) from property transactions from this non-GAAP measure as required by Item
2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or Lyn Shenk at
202-
551-3380 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
Mr. James J. Murren
MGM Mirage
April 3, 2006
Page 1